UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                  000-26393
                                                                  ---------
                                                            SEC FILE NUMBER


                                                                  48207D101
                                                                  ---------
                                                               CUSIP NUMBER

 (Check One):       [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K
                    [X] Form 10-Q    [ ] Form 10-D   [ ] Form N-SAR
                    [ ] Form N-CSR

                   For Period Ended: September 30, 2008
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:     N/A


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

                            Jupitermedia Corporation
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                             Full Name of Registrant

           INT Media Group, Incorporated (filings through 2002-10-15)
             internet.com Corporation (filings through 2001-05-15)
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                           Former Name if Applicable

                           23 Old Kings Highway South
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            Address of Principal Executive Office (Street and Number)

                                Darien, CT 06820
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                            City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Jupitermedia Corporation ("Jupitermedia") is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 within the prescribed period without unreasonable effort and expense in light of the circumstances described below.

On November 6, 2008, Jupitermedia Corporation issued a press release announcing its financial results for the third quarter ended September 30, 2008 (the "Earnings Release") and furnished the Earnings Release as part of a Current Report on Form 8-K that was filed with the Securities and Exchange Commissions on November 7, 2008 (the "8-K").

Subsequent to the issuance of the Earnings Release and the filing of the 8-K, Jupitermedia identified an adjustment to its financial results for the third quarter ended September 30, 2008. The adjustment to the results for the third quarter ended September 30, 2008 was due to the recording of a non-cash impairment charge to goodwill in the amount of $40.0 million. In connection with the recently announced agreement to sell its Online images business to Getty Images, Inc., Jupitermedia concluded that goodwill was impaired as of September 30, 2008 based on the negotiations with Getty Images that occurred during the third quarter ended September 30, 2008.

Jupitermedia required additional time to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the "Form 10-Q") in order to complete its review of the aforementioned impairment. Jupitermedia will file the Form 10-Q on November 12, 2008.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

Donald J. O'Neill              (203)               662-2800
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(Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The disclosure set forth in Part III is incorporated herein by reference. Jupitermedia estimates that the anticipated change in results of operations for the three and nine months ended September 30, 2008 will include an impairment of goodwill in the amount of $40.0 million and a provision for income taxes of approximately $18.0 million. The provision for income taxes is primarily related to the establishment of a valuation allowance on certain deferred tax assets.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

Statements in this notice which are not historical facts are "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, for example, the competitive environment in which Jupitermedia and Jupiterimages compete; the unpredictability of Jupitermedia's and Jupiterimages' respective future revenues, expenses, cash flows and stock price; Jupitermedia's and Jupiterimages' respective ability to integrate acquired businesses, products and personnel into their existing businesses; Jupitermedia's and Jupiterimages' respective ability to protect their intellectual property; Jupitermedia's dependence on a limited number of advertisers; the conditions to the completion of the transactions contemplated by the stock purchase agreement dated as of October 22, 2008 by and between Jupitermedia and Getty Images, Inc. may not be satisfied, or the regulatory approvals and clearances required for the transactions contemplated by the stock purchase agreement may not be obtained on the terms expected or on the anticipated schedule (if at all); the parties' ability to meet expectations regarding the timing for completion of the transactions contemplated by the stock purchase agreement; the retention of certain key employees at Jupitermedia and Jupiterimages; and the outcome of any legal proceedings that may be instituted against Jupitermedia Corporation and others following the announcement of the stock purchase agreement.

                            Jupitermedia Corporation
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2008             By: /s/ Donald J. O'Neill
                                        ----------------------------------------
                                    Name:   Donald J. O'Neill
                                    Title:  Vice President and Chief Financial
                                            Officer (Principal Financial Officer
                                            and Chief Accounting Officer)



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).